UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
  Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
 Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940


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Form 4:
|_|
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
(Print or Type Responses)


1. Name and Address of Reporting Person: Saker   Joseph     J Jr.
                                          (Last)   (First) (Middle)
                                      922 Highway 33 Freehold, New Jersey 07728
                                          (Street)     (City)   (State)   (Zip)

2. Issuer Name and Ticker or Trading Symbol: Foodarama Supermarkets, Inc. (FSM)
3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
4. Statement for Month/Day/Year: February 13, 2003
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to issuer (Check all applicable):
   __ Director; _X_ Officer; _X_ 10% Owner:Senior Vice President Marketing and Advertising
7. Individual or Joint/Group Filing (Check Applicable Line): _X_ Form filed by one reporting person

Table I-Non Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3) Common Stock: $1 Par Value
2. Transaction Date (Month/Day/Year): February 13, 2003
2a. Deemed Execution Date; if any (Month,Day,Year):
3. Transaction Code (Instr. 8.): Code: _P_; _V_:
4. Securities Acquired (A) or Disposed (D) (Instr. 3, 4 and 5): Amount: 10,400;
   (A) or (D): (A); Price: $23.00
5. Amount of Securities Beneficially Owned at End of Month
  (Instr. 3 and 4): 118,095
6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4): (D) 10,400;
   (I)(1) 25,500; (D) 79,441; (I) 2,754

7. Nature Of Indirect Benficial Ownership (Instr. 4) 25,500 see (1); 2,754 Trusts in the name of two sons.

Table II- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g. , puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr.3): Employee Stock Option (Right to buy)
2. Conversion or Exercise Price of Derivative Security:
3. Transaction Date (Month/Day/Year): 3a. Deemed Execution Date; if any; (Month/Day/Year):
4. Transaction Code (Instr. 8): Code: __ ; _V_:
5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5): (A): __ ; (D)__ :
6. Date Exerciseable and Expiration Date (Month/Day/Year):
   Date Exerciseable: _________; Expiration Date: _____________
7. Title and Amount of Underlying Securities (Instr. 3 and 4): Title: _________; Amount or Number of Shares: ________
8. Price of Derivative Security (Instr. 5)
9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4):
10.Ownership Form of Derivative Securities Beneficially Owned at End of Month
   (Instr. 4):
11. Nature of Indirect Beneficial Ownership (Instr. 4)

Explanation of Responses :(1) The Joseph Saker Family Partnership, L.P. (the "Partnership"), holds 85,000 shares of Common Stock of Foodarama Supermarkets, Inc. (the "Company"). The Saker Family Corporation is sole general partner (the "General Partner") of the Partnership. Joseph J. Saker Jr. owns 30% of the outstanding capital stock of the General Partner. The General Partner owns a 1% interest in the Partnership and has the sole power to dispose of the shares of the Common Stock of the Company only upon the unanimous consent of all shareholders of the General Partner. On other matters not involving the sale, transfer or other disposition of such shares, the shares of the Common Stock of the Company held by the Partnership are voted as directed by the individual shareholders of the General Partner in accordance with their respective ownership interests in the General Partner. Accordingly, the General Partner votes 25,500 shares as directed by Joseph J. Saker Jr. on such other matters. In addition to his ownership interest in the General Partnership, Joseph J. Saker Jr.is a beneficiary of the trust which owns a 99% interest in the Partnership (the "Limited Partner"). Thus, Joseph J. Saker Jr. has an indirect interest in the Company Common Stock held by the Partnership by reason of a 30% beneficial interest in the Limited Partner. Joseph J. Saker Jr. disclaims beneficial ownership of shares held by the Partnership in excess of his pecuniary interest.

            /S/ Joseph J. Saker_Jr.                  February 13, 2003
            ---------------------------------------  ------------------------
             **Signature of Reporting Person                   Date



Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
   * If the form is filed by more than one reporting person, see Instruction 4(b)(v).
  ** Intentional misstatements or omissions of facts constitute Federal
     Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

  Note: File three copies of this Form, on of which must be manually signed.
        If space is insufficient, see Instruction 6 for procedure